SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for October 22, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-115858
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

121265 Freemont 2004-3
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 22, 2004.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________________

Name: Ellen V. Kiernan
Title: Senior Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 (j) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

FREMONT HOME LOAN TRUST

Mortgage Pass-Through Certificates, Series 2004-3

$1,356,440,000 (Approximate)
FREMONT HOME LOAN TRUST
SERIES 2004-3
SENIOR/SUBORDINATE CERTIFICATES
Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call								
Class	Size ($)	Benchmark	Est. WAL(1) (yrs.)	Payment Window(1) (mos.)	Initial C/E (2) (%)	Initial Margin	Legal Final Maturity	Expected Ratings S&P/Moody's
A1(3)	673,891,000	1 M LIBOR	2.64	1-80	16.70%	TBD	11/25/2034	AAA/Aaa
A2(4)	300,000,000	1 M LIBOR	1.51	1-32	16.70%	TBD	11/25/2034	AAA/Aaa
A3(4)	113,525,000	1 M LIBOR	3.97	32-70	16.70%	TBD	11/25/2034	AAA/Aaa
A4(4)	48,177,000	1 M LIBOR	6.56	70-80	16.70%	TBD	11/25/2034	AAA/Aaa
M1	43,624,000	1 M LIBOR	4.66	39-80	13.50%	TBD	11/25/2034	AA+/Aa1
M2	31,355,000	1 M LIBOR	4.63	39-80	11.20%	TBD	11/25/2034	AA+/Aa2
M3	23,857,000	1 M LIBOR	4.62	38-80	9.45%	TBD	11/25/2034	AA+/Aa3
M4	23,857,000	1 M LIBOR	4.61	38-80	7.70%	TBD	11/25/2034	AA+/NR
M5	43,624,000	1 M LIBOR	4.60	37-80	4.50%	TBD	11/25/2034	AA/NR
M6	12,951,000	1 M LIBOR	4.59	37-80	3.55%	TBD	11/25/2034	AA-/NR
M7	12,269,000	1 M LIBOR	4.59	37-80	2.65%	TBD	11/25/2034	A+/NR
M8	12,951,000	1 M LIBOR	4.48	37-80	1.70%	TBD	11/25/2034	A/NR
M9	6,135,000	1 M LIBOR	4.21	37-67	1.25%	TBD	11/25/2034	A-/NR
M10	10,224,000	1 M LIBOR	3.57	37-57	0.50%	TBD	11/25/2034	BBB+/NR

To Maturity								
Class	Size ($)	Coupon/ Benchmark	Est. WAL(1) (yrs.)	Payment Window(1) (mos.)	Initial C/E (2) (%)	Initial Margin	Legal Final Maturity	Expected Ratings S&P/Moody's
A1(3)	673,891,000	1 M LIBOR	2.82	1-175	16.70%	TBD	11/25/2034	AAA/Aaa
A2(4)	300,000,000	1 M LIBOR	1.51	1-32	16.70%	TBD	11/25/2034	AAA/Aaa
A3(4)	113,525,000	1 M LIBOR	3.97	32-70	16.70%	TBD	11/25/2034	AAA/Aaa
A4(4)	48,177,000	1 M LIBOR	8.31	70-176	16.70%	TBD	11/25/2034	AAA/Aaa
M1	43,624,000	1 M LIBOR	5.07	39-139	13.50%	TBD	11/25/2034	AA+/Aa1
M2	31,355,000	1 M LIBOR	5.03	39-132	11.20%	TBD	11/25/2034	AA+/Aa2
M3	23,857,000	1 M LIBOR	5.00	38-126	9.45%	TBD	11/25/2034	AA+/Aa3
M4	23,857,000	1 M LIBOR	4.96	38-121	7.70%	TBD	11/25/2034	AA+/NR
M5	43,624,000	1 M LIBOR	4.89	37-114	4.50%	TBD	11/25/2034	AA/NR
M6	12,951,000	1 M LIBOR	4.77	37-97	3.55%	TBD	11/25/2034	AA-/NR
M7	12,269,000	1 M LIBOR	4.67	37-90	2.65%	TBD	11/25/2034	A+/NR
M8	12,951,000	1 M LIBOR	4.48	37-80	1.70%	TBD	11/25/2034	A/NR
M9	6,135,000	1 M LIBOR	4.21	37-67	1.25%	TBD	11/25/2034	A-/NR
M10	10,224,000	1 M LIBOR	3.57	37-57	0.50%	TBD	11/25/2034	BBB+/NR

(1) The Certificates will be priced assuming 115% of the Prepayment Assumption for the fixed rate mortgage loans and 100% of the Prepayment Assumption for the adjustable rate mortgage loans. 100% of the Prepayment Assumption for the fixed rate mortgage loans assumes a speed of 4% CPR for the first month in the life of the loan and gradually increasing to 20% CPR for month 12 and thereafter. 100% of the Prepayment Assumption for the adjustable rate mortgage loans assumes a speed of 4% CPR for the first month in the life of the loan and gradually increasing to 35% CPR in month 24 and thereafter. Any Certificates sold at a discount will be priced at 30% CPR

(2) Initial Credit Enhancement includes overcollateralization of approximately 0.50%.

(3) The Class A1 Certificates are the Senior Certificates of Group 1.

(4) The Class A2, A3 and A4 Certificates are the Senior Certificates of Group 2.

6

Origination and Servicing

All of the Mortgage Loans were originated by Fremont Investment & Loan and are serviced by HomEq.

Mortgage Insurance

Approximately 71.71% of the first lien Mortgage Loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Radian Guaranty ("Radian") or certain other providers. This coverage will generally reduce the LTV of the insured loans to 60%.

Principal Payment Priority

I. Prior to the Stepdown Date, or whenever a Trigger Event is in effect:

1) A) All principal from Group 1 will be paid to the Class A1 Certificates, until reduced to zero;

B) All principal from Group 2 will be paid to the Class A2, A3 and A4, sequentially and in that order, until reduced to zero;

2) If the Senior Certificates related to one group have been retired, all principal from that group will be allocated to the Senior Certificates of the unrelated group, in accordance with either Step (1)(A) above (in the case of the Group 1 Senior Certificates) or Step (1)(B) above (in the case of the Group 2 Senior Certificates), until all the Senior Certificates have been reduced to zero; and

3) All remaining principal will be allocated to the Class M1, M2, M3, M4, M5, M6, M7, M8, M9 and M10 Certificates (the "Subordinate Certificates"), sequentially and in that order, until reduced to zero.

II. On or after the Stepdown Date and as long as a Trigger Event is not in effect:

1) All principal from Group 1 will be paid to the Group 1 Senior Certificates and all principal from Group 2 will be paid to the Group 2 Senior Certificates, concurrently and in accordance with the priorities in Steps (I)(1)(A) and (I)(1)(B) above, provided, however, that principal will only be allocated to the Senior Certificates in the amount required to achieve the Targeted Senior Enhancement Percentage in the aggregate;

2) If the Senior Certificates related to one group have been retired, all principal from that group will be allocated to the Senior Certificates of the unrelated group, in accordance with either Step (I)(1)(A) above (in the case of the Group 1 Senior Certificates) or Step (I)(1)(B) above (in the case of the Group 2 Senior Certificates), until the Targeted Senior Enhancement Percentage has been reached in the aggregate; and

3) All remaining principal will be allocated to the Class M1, M2, M3, M4, M5, M6, M7, M8, M9 and M10 Certificates, sequentially and in that order, until the Credit Enhancement behind each class is equal to two times the Initial Enhancement Percentage.

The Stepdown Date is the later of (i) the Distribution Date upon which the original Senior Enhancement Percentage (as defined herein) doubles to meet the Targeted Senior Enhancement Percentage of 33.40%, or (ii) the 37th distribution date.

Interest Payment Priority

The Interest Rates for the Class A1, A2, A3, A4, M1, M2, M3, M4, M5, M6, M7, M8, M9 and M10 Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The "Accrual Period" for the LIBOR Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on October 22, 2004, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: Servicing Fee, Master Servicing Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A1 Certificates from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest to the Class A2, A3 and A4 Certificates from Group 2 Interest on a *pro rata* basis;

(4) To pay Current Interest and Carryforward Interest to the Class M1, M2, M3, M4, M5, M6, M7, M8, M9 and M10 Certificates, sequentially and in that order;

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

(8) To pay concurrently in proportion to their respective Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class A1, A2, A3 and A4 Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement[1];

Interest Payment Priority (continued)

(9) To pay sequentially to the Class M1, M2, M3, M4, M5, M6, M7, M8, M9 and M10 Certificates any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement[1];

(10) To pay sequentially to the Class M1, M2, M3, M4, M5, M6, M7, M8, M9 and M10 Certificates any Deferred Amounts; and

(11) To pay remaining amounts to the holder of the Class X Certificate. [1]

[1] Any amounts received from the Interest Rate Cap Agreement will be allocated in steps (8), (9) and (11), in that order of priority.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount of that Class.

Interest Rate Cap Agreement

The Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one-month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-six month Interest Rate Cap Agreement has varying lower strike rates and upper strike rates. It will contribute cash in the event one-month LIBOR rises above the lower strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule. If in any period the Notional Balance of the Interest Rate Cap Agreement exceeds the outstanding principal balance of the LIBOR Certificates, the portion of the Interest Rate Cap payments available to benefit the LIBOR Certificates will be limited to the amounts accrued on this lower balance. The difference between amounts accrued on the Notional Balance of the Interest Rate Cap Agreement and the balance of the LIBOR Certificates will be paid directly to the Class X Certificates.

Month	Approximate Notional Balance ($)	Lower Strike Rate (%)	Upper Strike Rate (%)
1	-	2.00	6.00
2	1,347,563,893.07	2.00	6.00
3	1,337,028,669.04	2.00	6.00
4	1,320,957,294.94	2.00	6.00
5	1,300,990,651.43	2.00	6.00
6	1,278,868,415.13	2.00	6.00
7	1,254,605,599.33	2.00	6.00
8	1,227,000,383.59	2.00	6.00
9	1,197,448,966.70	2.00	6.00
10	1,162,602,739.72	2.00	6.00
11	1,125,649,262.23	2.00	6.00
12	1,088,490,700.80	2.00	6.00
13	1,052,113,362.77	2.00	6.00
14	1,016,248,166.31	2.00	6.00
15	981,464,246.76	2.00	6.00
16	948,657,416.52	2.00	6.00
17	913,979,638.43	2.00	6.00
18	878,288,449.37	2.00	6.00
19	829,057,725.27	2.00	6.00
20	782,789,548.27	2.00	6.00
21	739,298,401.73	2.00	6.00
22	698,376,363.45	2.00	6.00
23	659,951,130.29	2.00	6.00
24	623,437,758.88	2.00	6.00
25	810,380,991.19	8.30	9.00
26	783,405,861.21	8.30	9.00
27	757,342,485.28	8.30	9.00

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the excess of (i) the lesser of (x) one-month LIBOR and (y) the upper strike rate over (ii) the lower strike rate and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate to (a) the weighted average of the Net Mortgage Rates of the Mortgage Loans in the Group, as of the first day of the related collection period, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Subordinate Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap and the Group 2 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any Group have been reduced to zero, such weighting shall be on the basis of the principal balance of such Group.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Master Serivicing Fee Rate and, in the case of an Insured Mortgage Loan, the Mortgage Insurance Fee Rate.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class, as calculated without regard to the applicable Net Funds Cap, exceeds (b) the amount calculated at the stated rate (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization and the Subordinate Certificates in inverse order of priority. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A1, A2, A3 and A4 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount & Subsequent Recoveries

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the sum of (i) the aggregate of amounts previously distributed in reimbursement thereof and (ii) the amount by which the Principal Amount of such class has been increased due to Subsequent Recoveries.

A "Subsequent Recovery" is an amount recovered with respect to a Mortgage Loan after it has been liquidated and the loss has been passed through to the Trust. Subsequent Recoveries will increase the principal amount of classes which have been allocated an Applied Loss Amount, in order of seniority, by an amount equal to the lesser of (i) the outstanding Deferred Amount for such class and (ii) the amount of Subsequent Recoveries available after application to more senior classes. Funds related to Subsequent Recoveries will be included in the remittance amount for the related Distribution Date.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margins on the Class A1, A2, A3 and A4 will double, the margins on the Class M1, M2, M3, M4, M5, M6, M7, M8, M9 and M10 will increase to 1.5 times their initial margins.

Credit Enhancement

Subordination

Classes A1, A2, A3 and A4 will have limited protection by means of the subordination of the Subordinate Certificates. Classes A1, A2, A3 and A4 will have the preferential right to receive interest due to them and principal available for distribution over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the aggregate Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution, until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest may be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" will not step down. The OC Target with respect to any Distribution Date is equal to the initial OC, or approximately 0.50% of the Cut-off Date collateral balance.

Trigger Events

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 45.00% of the Senior Enhancement Percentage for that Distribution Date, or if the Cumulative Realized Losses exceed:

Distribution Date	Loss Percentage
November 2007 to October 2008	3.00% for the first month, plus an additional 1/12th of 1.00% for each month thereafter
November 2008 to October 2009	4.00% for the first month, plus an additional 1/12th of 1.00% for each month thereafter
November 2009 to October 2010	5.00% for the first month, plus an additional 1/12th of 0.10% for each month thereafter
November 2010 and thereafter	5.10%

Trigger Events (continued)

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

Lehman Brothers Contacts

MBS Trading	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
	Alok Sharma	(212) 526-8315
	David Wong	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	Christina Barretto	(212) 526-2185

Rating Agency Contacts

Moody's	Wioletta Frankowicz	(212) 553-1019
Standard & Poor's	George Kimmel	(212) 438-1575

Summary of Terms	
Issuer:	Fremont Home Loan Trust, Series 2004-3
Depositor:	Structured Asset Securities Corporation
Trustee:	LaSalle Bank, N.A.
Master Servicer and Securities Administrator:	Wells Fargo Bank, N.A.
Credit Risk Manager:	The MurrayHill Company
Lead Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: November 26, 2004
Statistical Calculation Date:	Approximately 69.72% of the Mortgage Loans are as of September 10, 2004 and approximately 30.28% of the Mortgage Loans are as of August 30, 2004.
Cut-Off Date:	October 1, 2004
Pricing Date:	Week of October 4, 2004
Closing Date:	October 22, 2004
Settlement Date:	October 22, 2004 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	October 22, 2004
Day Count:	Actual/360 on Classes A1, A2, A3, A4, M1, M2, M3, M4, M5, M6, M7, M8, M9 and M10
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Master Servicing Fee:	0.001%
Servicing Fee:	The servicing fee is equal to 0.50% of the loan principal balance annually.
Clearing/Registration:	Book-entry through DTC, Euroclear and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for Classes A1, A2, A3 and A4. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates.

Summary of Terms	
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A and Class M Certificates are expected to be ERISA eligible
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call					
% PPA [(1)]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	4.85	3.41	**2.64**	2.11	1.72
Window (mos)	1-155	1-106	**1-80**	1-63	1-52
Expected Final Mat.	9/25/2017	8/25/2013	**6/25/2011**	1/25/2010	2/25/2009
Class A2					
Avg. Life (yrs)	2.50	1.85	**1.51**	1.29	1.14
Window (mos)	1-61	1-43	**1-32**	1-27	1-24
Expected Final Mat.	11/25/2009	5/25/2008	**6/25/2007**	1/25/2007	10/25/2006
Class A3					
Avg. Life (yrs)	7.65	5.28	**3.97**	3.00	2.36
Window (mos)	61-136	43-93	**32-70**	27-56	24-34
Expected Final Mat.	2/25/2016	7/25/2012	**8/25/2010**	6/25/2009	8/25/2007
Class A4					
Avg. Life (yrs)	12.70	8.70	**6.56**	5.18	3.80
Window (mos)	136-155	93-106	**70-80**	56-63	34-52
Expected Final Mat.	9/25/2017	8/25/2013	**6/25/2011**	1/25/2010	2/25/2009
Class M1					
Avg. Life (yrs)	8.64	5.95	**4.66**	4.15	4.25
Window (mos)	53-155	38-106	**39-80**	43-63	48-52
Expected Final Mat.	9/25/2017	8/25/2013	**6/25/2011**	1/25/2010	2/25/2009
Class M2					
Avg. Life (yrs)	8.64	5.95	**4.63**	4.06	3.97
Window (mos)	53-155	38-106	**39-80**	41-63	45-52
Expected Final Mat.	9/25/2017	8/25/2013	**6/25/2011**	1/25/2010	2/25/2009
Class M3					
Avg. Life (yrs)	8.64	5.95	**4.62**	4.00	3.82
Window (mos)	53-155	38-106	**38-80**	40-63	43-52
Expected Final Mat.	9/25/2017	8/25/2013	**6/25/2011**	1/25/2010	2/25/2009
Class M4					
Avg. Life (yrs)	8.64	5.95	**4.61**	3.97	3.72
Window (mos)	53-155	38-106	**38-80**	39-63	41-52
Expected Final Mat.	9/25/2017	8/25/2013	**6/25/2011**	1/25/2010	2/25/2009

(1) **100% PPA assumes 115% of the Prepayment Assumption for the fixed rate mortgage loans and 100% of the Prepayment Assumption for the adjustable rate mortgage loans as defined on page 2.**

Sensitivity Analysis – To 10% Call					
% PPA [1]	50%	75%	**100%**	125%	150%
Class M5					
Avg. Life (yrs)	8.64	5.95	**4.60**	3.92	3.61
Window (mos)	53-155	38-106	**37-80**	38-63	39-52
Expected Final Mat.	9/25/2017	8/25/2013	**6/25/2011**	1/25/2010	2/25/2009
Class M6					
Avg. Life (yrs)	8.64	5.95	**4.59**	3.89	3.54
Window (mos)	53-155	38-106	**37-80**	38-63	38-52
Expected Final Mat.	9/25/2017	8/25/2013	**6/25/2011**	1/25/2010	2/25/2009
Class M7					
Avg. Life (yrs)	8.64	5.95	**4.59**	3.88	3.51
Window (mos)	53-155	38-106	**37-80**	37-63	38-52
Expected Final Mat.	9/25/2017	8/25/2013	**6/25/2011**	1/25/2010	2/25/2009
Class M8					
Avg. Life (yrs)	8.45	5.81	**4.48**	3.78	3.42
Window (mos)	53-155	38-106	**37-80**	37-63	37-52
Expected Final Mat.	9/25/2017	8/25/2013	**6/25/2011**	1/25/2010	2/25/2009
Class M9					
Avg. Life (yrs)	7.89	5.44	**4.21**	3.57	3.22
Window (mos)	53-130	38-89	**37-67**	37-53	37-44
Expected Final Mat.	8/25/2015	3/25/2012	**5/25/2010**	3/25/2009	6/25/2008
Class M10					
Avg. Life (yrs)	6.48	4.50	**3.57**	3.20	3.09
Window (mos)	53-111	38-76	**37-57**	37-46	37-38
Expected Final Mat.	1/25/2014	2/25/2011	**7/25/2009**	8/25/2008	12/25/2007

(1) 100% PPA assumes 115% of the Prepayment Assumption for the fixed rate mortgage loans and 100% of the Prepayment Assumption for the adjustable rate mortgage loans as defined on page 2.

Sensitivity Analysis – To 10% Call			
% CPR	20%	**30%**	40%
Class A1			
Avg. Life (yrs)	3.40	**2.13**	1.35
Window (mos)	1-119	**1-77**	1-55
Expected Final Mat.	9/25/2014	**3/25/2011**	5/25/2009
Class A2			
Avg. Life (yrs)	1.53	**0.98**	0.71
Window (mos)	1-43	**1-26**	1-19
Expected Final Mat.	5/25/2008	**12/25/2006**	5/25/2006
Class A3			
Avg. Life (yrs)	5.68	**3.40**	2.07
Window (mos)	43-105	**26-67**	19-32
Expected Final Mat.	7/25/2013	**5/25/2010**	6/25/2007
Class A4			
Avg. Life (yrs)	9.77	**6.32**	3.73
Window (mos)	105-119	**67-77**	32-55
Expected Final Mat.	9/25/2014	**3/25/2011**	5/25/2009
Class M1			
Avg. Life (yrs)	6.45	**4.61**	4.57
Window (mos)	37-119	**43-77**	53-55
Expected Final Mat.	9/25/2014	**3/25/2011**	5/25/2009
Class M2			
Avg. Life (yrs)	6.45	**4.53**	4.29
Window (mos)	37-119	**42-77**	48-55
Expected Final Mat.	9/25/2014	**3/25/2011**	5/25/2009
Class M3			
Avg. Life (yrs)	6.45	**4.49**	4.06
Window (mos)	37-119	**41-77**	45-55
Expected Final Mat.	9/25/2014	**3/25/2011**	5/25/2009
Class M4			
Avg. Life (yrs)	6.45	**4.45**	3.91
Window (mos)	37-119	**40-77**	43-55
Expected Final Mat.	9/25/2014	**3/25/2011**	5/25/2009

Sensitivity Analysis – To 10% Call			
% CPR	20%	**30%**	40%
Class M5			
Avg. Life (yrs)	6.45	**4.41**	3.75
Window (mos)	37-119	**38-77**	40-55
Expected Final Mat.	9/25/2014	**3/25/2011**	5/25/2009
Class M6			
Avg. Life (yrs)	6.45	**4.39**	3.64
Window (mos)	37-119	**38-77**	39-55
Expected Final Mat.	9/25/2014	**3/25/2011**	5/25/2009
Class M7			
Avg. Life (yrs)	6.45	**4.38**	3.61
Window (mos)	37-119	**37-77**	38-55
Expected Final Mat.	9/25/2014	**3/25/2011**	5/25/2009
Class M8			
Avg. Life (yrs)	6.29	**4.25**	3.48
Window (mos)	37-119	**37-77**	38-55
Expected Final Mat.	9/25/2014	**3/25/2011**	5/25/2009
Class M9			
Avg. Life (yrs)	5.84	**3.95**	3.25
Window (mos)	37-99	**37-63**	37-45
Expected Final Mat.	1/25/2013	**1/25/2010**	7/25/2008
Class M10			
Avg. Life (yrs)	4.70	**3.36**	3.09
Window (mos)	37-83	**37-53**	37-38
Expected Final Mat.	9/25/2011	**3/25/2009**	12/25/2007

Sensitivity Analysis – To Maturity

% PPA [1]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	5.19	3.67	**2.82**	2.26	1.83
Window (mos)	1-305	1-230	**1-175**	1-138	1-112
Expected Final Mat.	3/25/2030	12/25/2023	**5/25/2019**	4/25/2016	2/25/2014
Class A2					
Avg. Life (yrs)	2.50	1.85	**1.51**	1.29	1.14
Window (mos)	1-61	1-43	**1-32**	1-27	1-24
Expected Final Mat.	11/25/2009	5/25/2008	**6/25/2007**	1/25/2007	10/25/2006
Class A3					
Avg. Life (yrs)	7.65	5.28	**3.97**	3.00	2.36
Window (mos)	61-136	43-93	**32-70**	27-56	24-34
Expected Final Mat.	2/25/2016	7/25/2012	**8/25/2010**	6/25/2009	8/25/2007
Class A4					
Avg. Life (yrs)	15.76	11.05	**8.31**	6.56	4.86
Window (mos)	136-304	93-229	**70-176**	56-138	34-112
Expected Final Mat.	2/25/2030	11/25/2023	**6/25/2019**	4/25/2016	2/25/2014
Class M1					
Avg. Life (yrs)	9.42	6.52	**5.07**	4.48	4.54
Window (mos)	53-259	38-185	**39-139**	43-109	48-89
Expected Final Mat.	5/25/2026	3/25/2020	**5/25/2016**	11/25/2013	3/25/2012
Class M2					
Avg. Life (yrs)	9.39	6.49	**5.03**	4.37	4.21
Window (mos)	53-248	38-176	**39-132**	41-104	45-84
Expected Final Mat.	6/25/2025	6/25/2019	**10/25/2015**	6/25/2013	10/25/2011
Class M3					
Avg. Life (yrs)	9.35	6.47	**5.00**	4.30	4.05
Window (mos)	53-239	38-169	**38-126**	40-99	43-80
Expected Final Mat.	9/25/2024	11/25/2018	**4/25/2015**	1/25/2013	6/25/2011
Class M4					
Avg. Life (yrs)	9.31	6.43	**4.96**	4.24	3.93
Window (mos)	53-230	38-161	**38-121**	39-95	41-77
Expected Final Mat.	12/25/2023	3/25/2018	**11/25/2014**	9/25/2012	3/25/2011

(1) **100% PPA assumes 115% of the Prepayment Assumption for the fixed rate mortgage loans and 100% of the Prepayment Assumption for the adjustable rate mortgage loans as defined on page 2.**

Sensitivity Analysis – To Maturity					
% PPA [1]	50%	75%	**100%**	125%	150%
Class M5					
Avg. Life (yrs)	9.19	6.34	**4.89**	4.14	3.78
Window (mos)	53-219	38-153	**37-114**	38-90	39-73
Expected Final Mat.	1/25/2023	7/25/2017	**4/25/2014**	4/25/2012	11/25/2010
Class M6					
Avg. Life (yrs)	8.99	6.20	**4.77**	4.03	3.64
Window (mos)	53-189	38-130	**37-97**	38-76	38-62
Expected Final Mat.	7/25/2020	8/25/2015	**11/25/2012**	2/25/2011	12/25/2009
Class M7					
Avg. Life (yrs)	8.81	6.07	**4.67**	3.94	3.55
Window (mos)	53-175	38-120	**37-90**	37-71	38-58
Expected Final Mat.	5/25/2019	10/25/2014	**4/25/2012**	9/25/2010	8/25/2009
Class M8					
Avg. Life (yrs)	8.45	5.81	**4.48**	3.78	3.42
Window (mos)	53-157	38-108	**37-80**	37-64	37-52
Expected Final Mat.	11/25/2017	10/25/2013	**6/25/2011**	2/25/2010	2/25/2009
Class M9					
Avg. Life (yrs)	7.89	5.44	**4.21**	3.57	3.22
Window (mos)	53-130	38-89	**37-67**	37-53	37-44
Expected Final Mat.	8/25/2015	3/25/2012	**5/25/2010**	3/25/2009	6/25/2008
Class M10					
Avg. Life (yrs)	6.48	4.50	**3.57**	3.20	3.09
Window (mos)	53-111	38-76	**37-57**	37-46	37-38
Expected Final Mat.	1/25/2014	2/25/2011	**7/25/2009**	8/25/2008	12/25/2007

(1) 100% PPA assumes 115% of the Prepayment Assumption for the fixed rate mortgage loans and 100% of the Prepayment Assumption for the adjustable rate mortgage loans as defined on page 2.

Sensitivity Analysis – To Maturity			
% CPR	20%	**30%**	40%
Class A1			
Avg. Life (yrs)	3.68	**2.31**	1.48
Window (mos)	1-253	**1-170**	1-121
Expected Final Mat.	11/25/2025	**12/25/2018**	11/25/2014
Class A2			
Avg. Life (yrs)	1.53	**0.98**	0.71
Window (mos)	1-43	**1-26**	1-19
Expected Final Mat.	5/25/2008	**12/25/2006**	5/25/2006
Class A3			
Avg. Life (yrs)	5.68	**3.40**	2.07
Window (mos)	43-105	**26-67**	19-32
Expected Final Mat.	7/25/2013	**5/25/2010**	6/25/2007
Class A4			
Avg. Life (yrs)	12.49	**8.15**	4.94
Window (mos)	105-254	**67-171**	32-122
Expected Final Mat.	12/25/2025	**1/25/2019**	12/25/2014
Class M1			
Avg. Life (yrs)	7.10	**5.04**	5.07
Window (mos)	37-208	**43-137**	53-97
Expected Final Mat.	2/25/2022	**3/25/2016**	11/25/2012
Class M2			
Avg. Life (yrs)	7.07	**4.94**	4.57
Window (mos)	37-198	**42-130**	48-92
Expected Final Mat.	4/25/2021	**8/25/2015**	6/25/2012
Class M3			
Avg. Life (yrs)	7.04	**4.87**	4.33
Window (mos)	37-190	**41-124**	45-88
Expected Final Mat.	8/25/2020	**2/25/2015**	2/25/2012
Class M4			
Avg. Life (yrs)	7.00	**4.81**	4.16
Window (mos)	37-182	**40-119**	43-84
Expected Final Mat.	12/25/2019	**9/25/2014**	10/25/2011

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class M5			
Avg. Life (yrs)	6.90	**4.70**	3.95
Window (mos)	37-172	**38-112**	40-79
Expected Final Mat.	2/25/2019	**2/25/2014**	5/25/2011
Class M6			
Avg. Life (yrs)	6.74	**4.57**	3.77
Window (mos)	37-147	**38-95**	39-67
Expected Final Mat.	1/25/2017	**9/25/2012**	5/25/2010
Class M7			
Avg. Life (yrs)	6.58	**4.46**	3.66
Window (mos)	37-135	**37-87**	38-62
Expected Final Mat.	1/25/2016	**1/25/2012**	12/25/2009
Class M8			
Avg. Life (yrs)	6.29	**4.25**	3.48
Window (mos)	37-121	**37-78**	38-55
Expected Final Mat.	11/25/2014	**4/25/2011**	5/25/2009
Class M9			
Avg. Life (yrs)	5.84	**3.95**	3.25
Window (mos)	37-99	**37-63**	37-45
Expected Final Mat.	1/25/2013	**1/25/2010**	7/25/2008
Class M10			
Avg. Life (yrs)	4.70	**3.36**	3.09
Window (mos)	37-83	**37-53**	37-38
Expected Final Mat.	9/25/2011	**3/25/2009**	12/25/2007

Available Funds Cap Schedule* (1) (2)

**The Effective Available Funds Cap is shown for the first 27 Distribution Dates. For purposes of this calculation, it was assumed that payments on the Interest Rate Cap were available to the Senior Certificates of each group in proportion to the related Collateral Group Balance.*

Period	Group 2 Funds Cap (%)	Subordinate Funds Cap (%)	Period	Group 2 Funds Cap (%)	Subordinate Funds Cap (%)
1	5.70546	5.65474	31	9.81940	9.76365
2	10.44583	10.38860	32	9.49620	9.44108
3	10.10844	10.05333	33	9.80602	9.74786
4	10.09661	10.04181	34	10.67393	10.59641
5	11.15754	11.09722	35	10.66398	10.58517
6	10.05675	10.00261	36	11.00913	10.92634
7	10.36777	10.31221	37	10.64395	10.56251
8	10.00353	9.95015	38	10.98829	10.90274
9	10.30356	10.24883	39	10.62363	10.53949
10	9.92530	9.87278	40	11.37315	11.27733
11	9.87510	9.82305	41	12.14404	12.04006
12	10.15285	10.09946	42	11.34788	11.24916
13	9.77908	9.72771	43	11.71296	11.60944
14	10.05987	10.00700	44	11.32228	11.22064
15	9.69606	9.64503	45	11.68633	11.57978
16	9.66448	9.61348	46	11.35609	11.24109
17	10.65811	10.60159	47	11.34279	11.22634
18	9.58515	9.53394	48	11.70706	11.58521
19	9.80659	9.75343	49	11.31595	11.19655
20	9.40333	9.35153	50	11.67915	11.55424
21	9.63477	9.58079	51	11.28878	11.16641
22	11.45574	11.40896	52	11.31412	11.18341
23	11.38437	11.33661	53	12.51093	12.36457
24	11.69098	11.64061	54	11.28619	11.15250
25	9.12078	9.07105	55	11.64785	11.50815
26	9.42125	9.36884	56	11.25795	11.12124
27	9.11386	9.06214	57	11.61849	11.47566
28	9.52170	9.47117	58	11.22938	11.08963
29	10.53491	10.47771	59	11.22402	11.08289
30	9.50905	9.45624	60	11.58315	11.43572

(1) **Based on one-month LIBOR and six-month LIBOR of 20% for each period.**

(2) **Assumes 115% of the Prepayment Assumption for the fixed rate mortgage loans and 100% of the Prepayment Assumption for the adjustable rate mortgage loans as defined on page 2.**

Breakeven CDR Table

The table below displays the Constant Default Rate ("CDR"), and the related cumulative collateral loss wherein the Class will first incur a writedown. Calculations are run to maturity at the forward one-month LIBOR and six-month LIBOR curves. Other assumptions incorporated include: (1) 100% of the Prepayment Assumption, (2) 40% loss severity, (3) 6 month lag from default to loss, (4) principal and interest advanced during the 6 month lag and (5) triggers fail (i.e., no stepdown).

Class	CDR Break-Even (%)	Cumulative Loss (%)
M1	22.85	19.40
M2	19.61	17.50
M3	17.32	16.04
M4	15.13	14.53
M5	11.52	11.78
M6	10.51	10.95
M7	9.55	10.13
M8	8.55	9.24
M9	8.17	8.89
M10	7.18	7.97

Excess Spread [(1)(2)]

Period	Excess Spread (%)
1	3.81%
2	3.94%
3	3.70%
4	3.58%
5	3.79%
6	3.43%
7	3.46%
8	3.27%
9	3.28%
10	3.08%
11	2.98%
12	2.99%
13	2.88%
14	2.89%
15	2.63%
16	2.56%
17	2.85%
18	2.39%
19	2.44%
20	2.24%
21	2.30%
22	4.38%
23	4.31%
24	4.38%
25	4.26%
26	4.35%
27	4.15%
28	4.63%
29	5.02%
30	4.53%

Period	Excess Spread (%)
31	4.63%
32	4.43%
33	4.54%
34	4.59%
35	4.54%
36	4.65%
37	4.44%
38	4.60%
39	4.42%
40	4.58%
41	4.87%
42	4.51%
43	4.64%
44	4.44%
45	4.57%
46	4.51%
47	4.48%
48	4.61%
49	4.41%
50	4.53%
51	4.33%
52	4.42%
53	4.90%
54	4.36%
55	4.50%
56	4.30%
57	4.44%
58	4.34%
59	4.33%
60	4.48%

(1) Based on gradually increasing one-month LIBOR and six-month LIBOR.

(2) Assumes 115% of the Prepayment Assumption for the fixed rate mortgage loans and 100% of the Prepayment Assumption for the adjustable rate mortgage loans as defined on Page 2.

FREMONT 2004-3 Collateral Summary – Aggregate

Total Number of Loans	7,562	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,363,254,474	Yes	25.8%
Average Loan Principal Balance	$180,277	No	74.2%
Fixed Rate	19.6%		
Adjustable Rate	80.4%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	84.0%	(First Lien Loans with LTV > 80%)	
Weighted Average Coupon	7.3%	Yes	71.7%
Weighted Average Margin	6.9%	No	28.3%
Weighted Average Initial Periodic Cap	3.0%		
Weighted Average Periodic Cap	1.5%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.1%	None	16.0%
Weighted Average Floor	7.4%	0.001 - 1.000	13.5%
Weighted Average Original Term (mo.)	356	1.001 - 2.000	59.6%
Weighted Average Remaining Term (mo.)	355	2.001 - 3.000	11.0%
Weighted Average Loan Age (mo.)	1		
Weighted Average Combined LTV	81.7%	**Geographic Distribution**	
Non-Zero Weighted Average FICO	622	(Other states account individually for less than	
Non-Zero Weighted Average DTI	42.2%	3% of the Cut-off Date principal balance)	
% IO Loans	20.1%	CA	32.2%
		NY	11.7%
Lien Position		NJ	8.4%
First	95.5%	FL	7.6%
Second	4.5%	MD	4.5%
		IL	4.0%
Product Type		VA	3.4%
2/28 ARM (Libor)	76.4%	MA	3.3%
Fixed Rate	19.6%		
3/27 ARM (Libor)	3.7%	**Occupancy Status**	
5/25 ARM (Libor)	0.4%	Primary Home	93.0%
		Investment	5.8%
		Second Home	1.3%

Collateral information is as of the Statistical Calculation Date.

Collateral Characteristics - Aggregate

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
0.01 - 50,000.00	1,071	$25,811,269.48	1.89%
50,000.01 - 100,000.00	1,142	88,386,210.64	6.48
100,000.01 - 150,000.00	1,352	169,749,385.31	12.45
150,000.01 - 200,000.00	1,165	203,475,449.59	14.93
200,000.01 - 250,000.00	899	201,578,531.69	14.79
250,000.01 - 300,000.00	687	188,489,509.65	13.83
300,000.01 - 350,000.00	477	155,430,707.42	11.40
350,000.01 - 400,000.00	331	123,806,116.92	9.08
400,000.01 - 450,000.00	211	89,667,002.82	6.58
450,000.01 - 500,000.00	172	82,644,933.20	6.06
500,000.01 - 550,000.00	19	10,039,942.98	0.74
550,000.01 - 600,000.00	16	9,387,550.41	0.69
600,000.01 - 650,000.00	5	3,137,344.25	0.23
650,000.01 - 700,000.00	3	2,074,060.89	0.15
700,000.01 - 750,000.00	4	2,898,685.08	0.21
750,000.01 - 800,000.00	3	2,344,152.16	0.17
800,000.01 - 850,000.00	3	2,496,454.01	0.18
850,000.01 - 900,000.00	1	877,177.71	0.06
950,000.01 - 1,000,000.00	1	959,990.00	0.07
Total:	**7,562**	**$1,363,254,474.21**	**100.00%**

Minimum: $4,937.54
Maximum: $959,990.00
Average: $180,276.97

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 5.500	255	$71,952,793.82	5.28%
5.501 - 6.000	467	123,817,592.59	9.08
6.001 - 6.500	901	223,809,795.82	16.42
6.501 - 7.000	1,006	246,341,397.16	18.07
7.001 - 7.500	831	190,485,581.62	13.97
7.501 - 8.000	1,061	209,407,438.11	15.36
8.001 - 8.500	730	120,651,004.35	8.85
8.501 - 9.000	578	75,607,053.10	5.55
9.001 - 9.500	295	30,653,293.97	2.25
9.501 - 10.000	243	20,085,845.05	1.47
10.001 - 10.500	98	8,894,466.01	0.65
10.501 - 11.000	255	16,133,251.49	1.18
11.001 - 11.500	163	8,731,424.35	0.64
11.501 - 12.000	338	9,610,604.68	0.70
12.001 - 12.500	237	3,482,063.03	0.26
12.501 - 13.000	61	2,074,782.31	0.15
13.001 - 13.500	40	1,422,335.41	0.10
13.501 - 14.000	3	93,751.34	0.01
Total:	**7,562**	**$1,363,254,474.21**	**100.00%**

Minimum: 4.150%
Maximum: 13.775%
Weighted Average: 7.284%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 170	405	$4,759,281.62	0.35%
171 - 180	140	7,221,634.04	0.53
181 - 240	542	23,028,919.70	1.69
241 - 300	3	654,459.88	0.05
301 - 360	6,472	1,327,590,178.97	97.38
Total:	**7,562**	**$1,363,254,474.21**	**100.00%**

Minimum: 60
Maximum: 360
Weighted Average: 356

Remaining Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 170	405	$4,759,281.62	0.35%
171 - 180	140	7,221,634.04	0.53
181 - 240	542	23,028,919.70	1.69
241 - 300	3	654,459.88	0.05
301 - 360	6,472	1,327,590,178.97	97.38
Total:	**7,562**	**$1,363,254,474.21**	**100.00%**

Minimum: 57
Maximum: 359
Weighted Average: 355

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Principal Balance**
10.001 - 20.000	4	$349,744.46	0.03%
20.001 - 30.000	16	2,060,581.07	0.15
30.001 - 40.000	25	3,707,605.18	0.27
40.001 - 50.000	84	14,946,970.68	1.10
50.001 - 60.000	190	36,000,381.90	2.64
60.001 - 70.000	540	114,066,632.03	8.37
70.001 - 80.000	2,884	639,694,110.34	46.92
80.001 - 90.000	1,955	415,102,178.65	30.45
90.001 - 100.000	1,864	137,326,269.90	10.07
Total:	**7,562**	**$1,363,254,474.21**	**100.00%**

Minimum: 10.870%
Maximum: 100.000%
Weighted Average: 81.750%

FICO Score			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
<= 0	1	$187,209.18	0.01%
451 - 500	9	1,637,549.57	0.12
501 - 550	894	166,839,342.57	12.24
551 - 600	2,106	342,496,390.15	25.12
601 - 650	2,315	420,002,551.03	30.81
651 - 700	1,600	304,565,746.48	22.34
701 - 750	494	96,178,206.57	7.06
751 - 800	140	30,765,873.78	2.26
801 >=	3	581,604.88	0.04
Total:	**7,562**	**$1,363,254,474.21**	**100.00%**

Non-Zero Minimum: 500
Maximum: 810
Non-Zero WA: 622

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical.Calculation Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
Purchase	4,276	$691,340,801.87	50.71%
Cash Out Refinance	3,172	652,569,458.47	47.87
Rate/Term Refinance	114	19,344,213.87	1.42
Total:	**7,562**	**$1,363,254,474.21**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
Single Family	6,454	$1,134,045,699.45	83.19%
2-4 Family	654	155,811,594.70	11.43
Condo	452	73,203,527.88	5.37
Manufactured Housing	2	193,652.18	0.01
Total:	**7,562**	**$1,363,254,474.21**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30	Mortgage Loans	Principal Balance ($)	% of Principal Balance
CA-S	1,390	$306,243,995.92	22.46%
NY	616	158,979,832.85	11.66
CA-N	555	132,886,412.26	9.75
NJ	504	114,137,261.32	8.37
FL	749	103,470,419.79	7.59
MD	319	60,915,570.18	4.47
IL	358	55,043,158.75	4.04
VA	258	46,764,287.71	3.43
MA	213	44,735,207.77	3.28
GA	295	36,342,669.29	2.67
NV	175	28,829,058.32	2.11
CT	133	24,972,548.60	1.83
MN	172	24,211,931.41	1.78
MI	175	20,647,833.38	1.51
CO	152	20,443,148.36	1.50
WA	120	18,985,051.83	1.39
NC	160	18,205,799.18	1.34
AZ	158	17,779,693.52	1.30
TX	186	17,762,334.31	1.30
PA	116	15,482,580.79	1.14
HI	65	14,677,894.82	1.08
OH	91	10,041,174.26	0.74
WI	69	8,237,479.24	0.60
UT	54	7,898,204.06	0.58
TN	57	6,442,820.25	0.47
MO	62	6,397,287.68	0.47
SC	54	5,033,464.35	0.37
OR	37	4,999,476.07	0.37
NH	31	4,813,143.29	0.35
IN	54	4,651,357.35	0.34
Other	184	23,223,377.30	1.70
Total:	**7,562**	**$1,363,254,474.21**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description	Mortgage Loans	Principal Balance ($)	% of Principal Balance
None	1,400	$217,747,895.08	15.97%
1% of Amount Prepaid	174	20,614,285.31	1.51
2 Mo. Interest Amount Prepaid >20% OrigBal	53	7,499,003.67	0.55
2% of Amount Prepaid	23	4,230,683.42	0.31
2% of UPB	169	24,118,594.98	1.77
6 Mo. Interest Amount Prepaid >20% OrigBal	5,743	1,089,044,011.75	79.89
Total:	**7,562**	**$1,363,254,474.21**	**100.00%**

Documentation Type	Mortgage Loans	Principal Balance ($)	% of Principal Balance
Full	5,426	$950,588,642.38	69.73%
Stated	1,992	378,688,080.64	27.78
Limited	144	33,977,751.19	2.49
Total:	**7,562**	**$1,363,254,474.21**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 3.000	2	$377,968.86	0.03%
4.501 - 5.000	2	756,000.00	0.07
5.001 - 5.500	9	2,468,073.18	0.23
5.501 - 6.000	55	15,925,452.51	1.45
6.001 - 6.500	202	57,444,597.05	5.24
6.501 - 7.000	4,793	1,018,976,827.09	92.98
Total:	**5,063**	**$1,095,948,918.69**	**100.00%**

Minimum: 0.950%
Maximum: 6.990%
Weighted Average: 6.912%

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
3.000	5,063	$1,095,948,918.69	100.00%
Total:	**5,063**	**$1,095,948,918.69**	**100.00%**

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
1.500	5,063	$1,095,948,918.69	100.00%
Total:	**5,063**	**$1,095,948,918.69**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
11.001 - 11.500	7	$2,148,473.18	0.20%
11.501 - 12.000	54	15,288,692.74	1.40
12.001 - 12.500	194	54,515,627.90	4.97
12.501 - 13.000	440	116,734,693.43	10.65
13.001 - 13.500	696	170,530,756.14	15.56
13.501 - 14.000	778	193,129,346.76	17.62
14.001 - 14.500	709	163,553,034.80	14.92
14.501 - 15.000	893	175,504,901.97	16.01
15.001 - 15.500	590	101,259,535.96	9.24
15.501 - 16.000	385	58,490,940.76	5.34
16.001 - 16.500	142	19,829,467.66	1.81
16.501 - 17.000	83	11,046,872.89	1.01
17.001 - 17.500	33	5,142,207.90	0.47
17.501 - 18.000	39	6,025,864.63	0.55
18.001 - 18.500	15	2,130,469.85	0.19
18.501 - 19.000	5	618,032.12	0.06
Total:	**5,063**	**$1,095,948,918.69**	**100.00%**

Minimum: 11.150%
Maximum: 18.900%
Weighted Average: 14.124%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 5.500	10	$2,832,073.18	0.26%
5.501 - 6.000	56	16,317,452.51	1.49
6.001 - 6.500	202	57,444,597.05	5.24
6.501 - 7.000	1,901	475,753,467.41	43.41
7.001 - 7.500	709	163,553,034.80	14.92
7.501 - 8.000	893	175,504,901.97	16.01
8.001 - 8.500	590	101,259,535.96	9.24
8.501 - 9.000	385	58,490,940.76	5.34
9.001 - 9.500	142	19,829,467.66	1.81
9.501 - 10.000	83	11,046,872.89	1.01
10.001 - 10.500	33	5,142,207.90	0.47
10.501 - 11.000	39	6,025,864.63	0.55
11.001 - 11.500	15	2,130,469.85	0.19
11.501 - 12.000	5	618,032.12	0.06
Total:	**5,063**	**$1,095,948,918.69**	**100.00%**

Minimum: 4.990%
Maximum: 11.900%
Weighted Average: 7.425%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
2006-03	4	$1,145,533.11	0.10%
2006-04	32	6,878,656.68	0.63
2006-05	131	24,948,456.44	2.28
2006-06	272	59,105,797.08	5.39
2006-07	1,448	308,620,890.45	28.16
2006-08	2,951	640,225,538.99	58.42
2007-04	1	125,622.41	0.01
2007-05	6	2,431,297.82	0.22
2007-06	11	2,043,570.66	0.19
2007-07	52	13,392,616.25	1.22
2007-08	134	32,005,252.79	2.92
2009-08	21	5,025,686.01	0.46
Total:	**5,063**	**$1,095,948,918.69**	**100.00%**

FREMONT 2004-3 Collateral Summary – Group 2

Total Number of Loans	2,866	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$554,262,174	Yes	21.4%
Average Loan Principal Balance	$193,392	No	78.6%
Fixed Rate	19.2%		
Adjustable Rate	80.8%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	85.8%	(First Lien Loans with LTV > 80%)	
Weighted Average Coupon	7.3%	Yes	58.9%
Weighted Average Margin	6.9%	No	41.1%
Weighted Average Initial Periodic Cap	3.0%		
Weighted Average Periodic Cap	1.5%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.0%	None	14.2%
Weighted Average Floor	7.4%	0.001 - 1.000	15.1%
Weighted Average Original Term (mo.)	352	1.001 - 2.000	62.2%
Weighted Average Remaining Term (mo.)	351	2.001 - 3.000	8.5%
Weighted Average Loan Age (mo.)	1		
Weighted Average Combined LTV	82.8%	**Geographic Distribution**	
Non-Zero Weighted Average FICO	625	(Other states account individually for less than	
Non-Zero Weighted Average DTI	42.3%	3% of the Cut-off Date principal balance)	
% IO Loans	34.9%	CA	41.4%
		NY	13.6%
Lien Position		NJ	6.9%
First	93.0%	FL	5.1%
Second	7.0%	MD	4.4%
		IL	3.3%
Product Type		VA	3.2%
2/28 ARM (Libor)	76.0%		
Fixed Rate	19.2%	**Occupancy Status**	
3/27 ARM (Libor)	4.4%	Primary Home	95.1%
5/25 ARM (Libor)	0.4%	Investment	3.3%
		Second Home	1.5%

Collateral information is as of the Statistical Calculation Date.

Collateral Characteristics – Group 2

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
0.01 - 50,000.00	927	$21,457,354.15	3.87%
50,000.01 - 100,000.00	392	28,709,941.70	5.18
100,000.01 - 150,000.00	207	25,783,505.37	4.65
150,000.01 - 200,000.00	158	27,388,458.05	4.94
200,000.01 - 250,000.00	118	26,808,494.13	4.84
250,000.01 - 300,000.00	89	24,235,941.13	4.37
300,000.01 - 350,000.00	206	69,545,069.43	12.55
350,000.01 - 400,000.00	331	123,806,116.92	22.34
400,000.01 - 450,000.00	211	89,667,002.82	16.18
450,000.01 - 500,000.00	172	82,644,933.20	14.91
500,000.01 - 550,000.00	19	10,039,942.98	1.81
550,000.01 - 600,000.00	16	9,387,550.41	1.69
600,000.01 - 650,000.00	5	3,137,344.25	0.57
650,000.01 - 700,000.00	3	2,074,060.89	0.37
700,000.01 - 750,000.00	4	2,898,685.08	0.52
750,000.01 - 800,000.00	3	2,344,152.16	0.42
800,000.01 - 850,000.00	3	2,496,454.01	0.45
850,000.01 - 900,000.00	1	877,177.71	0.16
950,000.01 - 1,000,000.00	1	959,990.00	0.17
Total:	**2,866**	**$554,262,174.39**	**100.00%**

Minimum: $4,937.54
Maximum: $959,990.00
Average: $193,392.25

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 5.500	88	$34,426,935.70	6.21%
5.501 - 6.000	170	63,131,407.24	11.39
6.001 - 6.500	300	105,657,394.65	19.06
6.501 - 7.000	346	113,772,766.56	20.53
7.001 - 7.500	196	69,926,670.34	12.62
7.501 - 8.000	153	48,943,947.22	8.83
8.001 - 8.500	80	21,700,402.30	3.92
8.501 - 9.000	161	20,276,166.87	3.66
9.001 - 9.500	223	23,842,910.86	4.30
9.501 - 10.000	167	14,768,573.31	2.66
10.001 - 10.500	67	6,727,140.29	1.21
10.501 - 11.000	183	9,827,080.22	1.77
11.001 - 11.500	163	8,731,424.35	1.58
11.501 - 12.000	265	6,889,682.19	1.24
12.001 - 12.500	210	2,558,885.55	0.46
12.501 - 13.000	51	1,564,699.99	0.28
13.001 - 13.500	40	1,422,335.41	0.26
13.501 - 14.000	3	93,751.34	0.02
Total:	**2,866**	**$554,262,174.39**	**100.00%**

Minimum:	4.250%
Maximum:	13.775%
Weighted Average:	7.277%

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 170	405	$4,759,281.62	0.86%
171 - 180	39	2,084,582.82	0.38
181 - 240	542	23,028,919.70	4.15
241 - 300	3	654,459.88	0.12
301 - 360	1,877	523,734,930.37	94.49
Total:	**2,866**	**$554,262,174.39**	**100.00%**

Minimum: 60
Maximum: 360
Weighted Average: 352

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 170	405	$4,759,281.62	0.86%
171 - 180	39	2,084,582.82	0.38
181 - 240	542	23,028,919.70	4.15
241 - 300	3	654,459.88	0.12
301 - 360	1,877	523,734,930.37	94.49
Total:	**2,866**	**$554,262,174.39**	**100.00%**

Minimum: 57
Maximum: 359
Weighted Average: 351

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
30.001 - 40.000	4	$641,008.39	0.12%
40.001 - 50.000	18	3,191,107.93	0.58
50.001 - 60.000	48	11,796,654.54	2.13
60.001 - 70.000	177	45,509,182.18	8.21
70.001 - 80.000	839	253,923,427.37	45.81
80.001 - 90.000	536	168,076,050.25	30.32
90.001 - 100.000	1,244	71,124,743.73	12.83
Total:	**2,866**	**$554,262,174.39**	**100.00%**

Minimum: 32.000%
Maximum: 100.000%
Weighted Average: 82.826%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 0	1	$187,209.18	0.03%
451 - 500	4	609,160.64	0.11
501 - 550	260	55,428,264.89	10.00
551 - 600	830	130,015,930.63	23.46
601 - 650	999	196,618,886.17	35.47
651 - 700	557	120,280,858.93	21.70
701 - 750	164	37,448,387.45	6.76
751 - 800	51	13,673,476.50	2.47
Total:	**2,866**	**$554,262,174.39**	**100.00%**

Non- Zero Minimum: 500
Maximum: 800
Non-Zero WA: 625

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
Purchase	1,785	$281,288,166.27	50.75%
Cash Out Refinance	1,043	265,608,925.35	47.92
Rate/Term Refinance	38	7,365,082.77	1.33
Total:	**2,866**	**$554,262,174.39**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
Single Family	2,424	$449,552,151.05	81.11%
2-4 Family	256	73,901,377.89	13.33
Condo	185	30,738,139.87	5.55
Manufactured Housing	1	70,505.58	0.01
Total:	**2,866**	**$554,262,174.39**	**100.00%**

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
CA-S	594	$156,030,782.32	28.15%
NY	227	75,226,904.73	13.57
CA-N	256	73,454,490.95	13.25
NJ	135	38,034,598.54	6.86
FL	239	28,201,915.16	5.09
MD	116	24,629,606.16	4.44
IL	139	18,458,559.54	3.33
VA	101	17,768,400.94	3.21
MA	74	16,110,563.59	2.91
GA	116	11,484,882.73	2.07
NV	69	10,734,500.21	1.94
CT	39	9,109,411.07	1.64
MI	71	7,520,553.36	1.36
CO	63	7,447,565.46	1.34
HI	28	7,266,572.46	1.31
MN	73	7,028,226.40	1.27
AZ	69	5,572,344.18	1.01
NC	62	5,347,852.85	0.96
TX	81	5,103,571.54	0.92
WA	37	4,551,193.41	0.82
OH	37	3,532,834.86	0.64
PA	28	3,137,739.48	0.57
UT	23	2,693,165.88	0.49
MO	29	2,212,350.74	0.40
WI	22	1,986,236.01	0.36
TN	21	1,496,279.10	0.27
SC	22	1,361,990.17	0.25
NH	12	1,275,061.25	0.23
IN	22	1,223,066.60	0.22
OR	10	1,155,332.98	0.21
Other	51	5,105,621.72	0.92
Total:	**2,866**	**$554,262,174.39**	**100.00%**

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
None	566	$78,467,955.20	14.16%
1% of Amount Prepaid	70	7,487,005.29	1.35
2 Mo. Interest Amount Prepaid >20% OrigBal	10	1,541,109.34	0.28
2% of Amount Prepaid	4	832,625.39	0.15
2% of UPB	70	6,934,889.97	1.25
6 Mo. Interest Amount Prepaid >20% OrigBal	2,146	458,998,589.20	82.81
Total:	**2,866**	**$554,262,174.39**	**100.00%**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
Full	2,074	$391,700,424.27	70.67%
Stated	725	142,887,733.82	25.78
Limited	67	19,674,016.30	3.55
Total:	**2,866**	**$554,262,174.39**	**100.00%**

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
4.501 - 5.000	2	$756,000.00	0.17%
5.001 - 5.500	2	850,369.98	0.19
5.501 - 6.000	20	7,941,558.92	1.77
6.001 - 6.500	72	28,403,883.47	6.34
6.501 - 7.000	1,423	409,931,838.32	91.53
Total:	**1,519**	**$447,883,650.69**	**100.00%**

Minimum: 4.990%
Maximum: 6.990%
Weighted Average: 6.896%

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
3.000	1,519	$447,883,650.69	100.00%
Total:	**1,519**	**$447,883,650.69**	**100.00%**

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
1.500	1,519	$447,883,650.69	100.00%
Total:	**1,519**	**$447,883,650.69**	**100.00%**

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
11.001 - 11.500	3	$1,214,369.98	0.27%
11.501 - 12.000	19	7,550,255.14	1.69
12.001 - 12.500	66	25,662,310.58	5.73
12.501 - 13.000	161	59,606,291.95	13.31
13.001 - 13.500	238	81,601,499.80	18.22
13.501 - 14.000	298	96,624,933.25	21.57
14.001 - 14.500	169	59,803,832.40	13.35
14.501 - 15.000	124	40,109,325.71	8.96
15.001 - 15.500	51	17,973,018.93	4.01
15.501 - 16.000	95	16,229,111.26	3.62
16.001 - 16.500	142	19,829,467.66	4.43
16.501 - 17.000	83	11,046,872.89	2.47
17.001 - 17.500	33	5,142,207.90	1.15
17.501 - 18.000	17	2,741,651.27	0.61
18.001 - 18.500	15	2,130,469.85	0.48
18.501 - 19.000	5	618,032.12	0.14
Total:	**1,519**	**$447,883,650.69**	**100.00%**

Minimum: 11.250%
Maximum: 18.900%
Weighted Average: 14.026%

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Principal Balance**
<= 5.500	3	$1,214,369.98	0.27%
5.501 - 6.000	21	8,333,558.92	1.86
6.001 - 6.500	72	28,403,883.47	6.34
6.501 - 7.000	689	234,307,848.33	52.31
7.001 - 7.500	169	59,803,832.40	13.35
7.501 - 8.000	124	40,109,325.71	8.96
8.001 - 8.500	51	17,973,018.93	4.01
8.501 - 9.000	95	16,229,111.26	3.62
9.001 - 9.500	142	19,829,467.66	4.43
9.501 - 10.000	83	11,046,872.89	2.47
10.001 - 10.500	33	5,142,207.90	1.15
10.501 - 11.000	17	2,741,651.27	0.61
11.001 - 11.500	15	2,130,469.85	0.48
11.501 - 12.000	5	618,032.12	0.14
Total:	**1,519**	**$447,883,650.69**	**100.00%**

Minimum: 4.990%
Maximum: 11.900%
Weighted Average: 7.390%

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
2006-03	1	$688,000.00	0.15%
2006-04	7	2,305,934.49	0.51
2006-05	31	8,310,276.71	1.86
2006-06	71	22,050,589.47	4.92
2006-07	449	126,545,525.62	28.25
2006-08	879	261,527,873.06	58.39
2007-05	4	1,962,069.70	0.44
2007-07	29	9,054,701.15	2.02
2007-08	43	13,438,958.72	3.00
2009-08	5	1,999,721.77	0.45
Total:	**1,519**	**$447,883,650.69**	**100.00%**